Exhibit 4.1

DESCRIPTION OF SECURITIES

The following description of the capital stock of Electromed, Inc., a Minnesota corporation (the “Company,”), does not purport to be complete and is subject to and qualified by reference to the Company’s Articles of Incorporation, as amended (the “Articles”), and Bylaws, as amended (the “Bylaws”), and applicable law, including the Minnesota Business Corporation Act (“MBCA”).

Authorized Capital

The Company’s authorized capital stock consists of 15,000,000 shares of capital stock, consisting of 13,000,000 shares of common stock and 2,000,000 shares of undesignated stock. The capital stock has no par value, except for the purpose of taxes or fees based on par value, in which case it is equal to $0.01 per share. The Articles permit the Company’s Board of Directors (the “Board”) to establish the rights, privileges, preferences and restrictions, including voting rights, of future series of capital stock and to issue such shares without approval from the Company’s shareholders. The rights of holders of the Company’s common stock may suffer as a result of the rights granted to holders of preferred stock that may be issued in the future. In addition, the Board could issue shares of preferred stock to prevent a change in control of the Company, depriving holders of common stock of an opportunity to sell such shares at a price in excess of the prevailing market price.

Common Stock

No outstanding share of common stock is entitled to preference over any other share, and each share is equal to any other share in all respects. Holders of shares of common stock are entitled to one vote for each share held of record at each meeting of shareholders. Holders of shares of common stock do not have cumulative voting rights. Holders of shares of common stock have no preemptive, subscription, conversion, redemption or sinking fund rights. The absence of preemptive rights could result in a dilution of the interest of investors should additional common shares be issued.

Holders of common stock are entitled to receive dividends in the form of cash, property or shares of capital stock of the Company, when and as declared by the Board, provided there are sufficient earnings or surplus legally available for that purpose. In any distribution of capital assets, such as liquidation, whether voluntary or involuntary, holders of shares of common stock are entitled to receive pro rata the assets remaining after creditors have been paid in full and after payment of the liquidation preference of all classes and series of preferred stock then-outstanding. All of the issued and outstanding shares of common stock are non-assessable.

Undesignated Shares

The Board may, by resolution and without shareholder approval, establish from the undesignated shares different classes or series of shares (including classes or series of preferred stock), with such designations, voting power, preferences, rights qualifications, limitations, restrictions, dividends, time and prices of redemption, and conversion rights as the Board may determine. The issuance of such shares of capital stock could adversely affect the rights and voting power of holders of shares of common stock, entitle holders thereof to greater liquidation preferences or Board representation than holders of shares of common stock or prevent or delay a change in control of the Company. No shares of any series of preferred stock are currently outstanding.

Anti-Takeover Provisions

Several provisions of the MBCA, the Articles and the Bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen the Company’s vulnerability to a hostile change of control and enhance the ability of the Board to maximize shareholder value in connection with any unsolicited offer to acquire the Company. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent the merger or acquisition of the Company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest; and the removal of incumbent officers and directors.

Issuance of Preferred Stock

Under the terms of the Articles, all authorized and unissued shares of capital stock of the Company are subject to redesignation by the Board. The Board has the authority to establish the terms of authorized shares and issue such shares in one or more classes or series of preferred or other capital stock. The Board could issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of management of the Company.

Prohibitions on Business Combinations

The MBCA prohibits certain “business combinations” between a Minnesota corporation with at least 100 shareholders, or a publicly-held corporation that has at least 50 shareholders, and an “interested shareholder” for a four-year period following the share acquisition date by the interested shareholder, unless certain conditions are satisfied or an exemption is found. An “interested shareholder” is generally defined to include a person who beneficially owns at least 10% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation. The MBCA also limits the ability of a shareholder who acquires beneficial ownership of more than certain thresholds of the percentage voting power of a Minnesota corporation, starting at 20%, from voting those shares in excess of the threshold unless such acquisition has been approved in advance by a majority of the voting power held by shareholders unaffiliated with such shareholder. The MBCA provides that, during any tender offer, a publicly-held corporation may not enter into or amend an agreement, whether or not subject to contingencies, that increases the current or future compensation of any officer or director. In addition, under the MBCA, a publicly-held corporation is prohibited from purchasing any voting shares owned for less than two years from a 5% shareholder for more than the market value of the shares unless the transaction has been approved by the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote or unless the corporation makes a comparable offer to all holders of shares of the class or series of stock held by the 5% shareholder and to all holders of any class or series into which such securities may be converted. The Company has not opted out of these provisions.

Election and Removal of Directors

The Articles do not provide for cumulative voting in the election of directors. The MBCA also provides that directors elected by shareholders may be removed only upon the affirmative vote of the holders of at least a majority of the outstanding shares of common stock entitled to vote for such directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Restriction on Control Share Acquisitions

The MBCA contains a control share acquisition statute that requires disinterested shareholder approval for certain transactions. The control share acquisition statute applies only if: the person acquiring the shares is an “acquiring person,” which is a person (whether an individual or an entity) who acquires, owns or votes the “issuing public corporation’s” stock; the acquisition constitutes a “control share acquisition,” which occurs when the “acquiring person’s” ownership exceeds certain designated percentages; and the shares acquired are shares of any “issuing public corporation,” which is a corporation organized under the laws of the State of Minnesota which has at least 100 shareholders of record, or public reporting corporation which has at least 50 shareholders of record.

The Minnesota control share acquisition statute applies unless the “issuing public corporation” opts out of the statute in its articles of incorporation or bylaws which are approved by its shareholders. The Company has not opted out of such provisions. Under Minnesota law, a “control share acquisition” does not include, among other things, the following: an acquisition under Minnesota law relating to mergers, statutory share exchanges and sales of substantially all assets if the issuing public corporation is a party to the transaction; an acquisition from the issuing public corporation; or an acquisition pursuant to a cash offer for all of the issuing corporation’s voting stock which has been approved by a majority vote of the members of a committee comprised of all of the disinterested members of the board of directors which was formed prior to the commencement or public announcement of the intent to commence, of the tender offer and pursuant to which the acquiring persons will become the owner of over 50% of the voting stock of the “issuing public corporation” outstanding at the time of the transaction.

Special and Annual Meetings of Shareholders

A special meeting of the shareholders may be called by one or more shareholders holding at least 10% of the voting power. But a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action that would affect the composition of the Board for that purpose, can only be called by shareholders holding at least 25% of the voting power of all shares.

The Bylaws also include customary advance notice procedures for shareholder proposals to be brought before any meeting of shareholders, including proposed nominations of candidates for election to the Board. Shareholder meetings may only act on the business items specified in the notice of the meeting or proposals or nominations brought before the meeting by or at the direction of the Board, or by a shareholder after delivering timely written notice in proper form to the Company’s secretary sufficiently in advance of the meeting. These provisions could have the effect of delaying shareholder actions that may be favored by the holders of a majority of the Company’s outstanding voting securities until the next shareholder meeting, or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company.